

THE WORLD'S LOCAL BREWER



02 JAN 30 AM 8:50

02002772

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 24 December 2001

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Enclosure: press release



THE WORLD'S LOCAL BREWER

PRESS RELEASE

Interbrew to sell Carling Brewers to Coors for GBP 1.2 billion

Brussels, 24 December, 2001

Interbrew, *The World's Local Brewer©*, is pleased to announce that it has reached agreement with Adolph Coors Company for the sale of Carling Brewers for GBP 1.2 billion. The transaction will enable Interbrew to retain a significant part of the Bass Brewers business and will contribute significantly to Interbrew's value creation in the UK as well as to its international brand portfolio.

The transaction enables Interbrew to retain Bass Brewers' businesses in Scotland and Ireland as well as the global rights to the brands Bass Ale and Tennent's, including the subsidiary in Italy, in addition to the Prague Brewery (Staropramen) which has already been integrated into the Interbrew family. The integration of the retained business into Interbrew's existing UK platform will provide enhanced scale with a UK market share of about 16% and a comprehensive brand portfolio through the combination of Stella Artois, Tennent's, Boddingtons, Hoegaarden and Bass Ale.

"We are pleased to have reached agreement before the year end, at the right price and to a major international brewer." said Hugo Powell, CEO of Interbrew. "All stakeholders, including management, employees and unions, should be very pleased with this outcome. Interbrew UK now has the right combination of scale and brand portfolio to drive growth in our UK business."

Following this positive outcome, Interbrew intends to review the size of the exceptional amortization of goodwill it made in the write down in value of its UK assets, as part of its 2001 year-end process. Full details will be provided when Interbrew announces its final 2001 results on 13 March, 2002.

Completion of the sale of Carling Brewers is subject to the approval of the UK competition authorities as provided for in the decision of the Secretary of State for Trade and Industry announced on 18 September 2001.

Goldman Sachs and Lehman Brothers acted as financial advisors to Interbrew, Simmons & Simmons as legal advisors.



Interbrew – *The World's Local Brewer*®
Interbrew is the world's second largest brewer by volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. Interbrew's strategy, *The World's Local Brewer*®, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer*®" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and specialty brands including Stella Artois®, Hoegaarden®, Leffe®, Bass® Ale, and Beck's® as early as 2002 and after closing of the transaction. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Detailed information on Interbrew can be found at www.interbrew.com.

Additional information:

Corneel Maes
Vice President External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com